Mail Stop 6010

December 21, 2006

Jay Zager
Chief Financial Officer
Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, CT 06074

      Re: Gerber Scientific, Inc.
                Form 10-K for the Fiscal Year Ended April 30, 2006
                Filed July 28, 2006
                File No. 001-05865

Dear Mr. Zager:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin James
                    Senior Assistant Chief Accountant